

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2013

<u>Via E-Mail</u>
Michelle Mercier
President and Chief Executive Officer
Umax Group Corp.
3923 West 6th Street, Ste. 312
Los Angeles, California 90020

> **Re:** **Umax Group Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 22, 2013**
> **Item 4.01 Form 8-K/A**
> **Filed December 24, 2013**
> **File No. 333-174334**

Dear Ms. Mercier:

We have reviewed your amendment on Form 8-K/A and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 8-K/A Filed December 24, 2013</u>

1. Comment 4 from our letter dated December 9, 2013 requested that you file a written response to the comments from our letters dated November 26, 2013 and December 9, 2013. Please note that you have not fully addressed our previous comment because the correspondence filed on December 24, 2013 did not address the comments from our letter dated December 9, 2013. We request again that you submit your written response to the comments from our letter dated December 9, 2013 as correspondence on EDGAR. Since you must submit a written response for each of our comments, please note that you must

Michelle Mercier
Umax Group Corp.
December 26, 2013
Page 2

        also submit a written response to this comment letter. Refer to Rule 101 of Regulation S-T.

        You may contact Sondra Snyder at (202) 551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief